Exhibit 99.1

ABN 82 010 975 612
PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Company Newsletter

Brisbane, Australia, 31 May 2010. Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ:PGLA) today mailed the attached company newsletter to shareholders.

Reintroduced this month, the newsletter summarises the Company’s recent activities and achievements, and forms part of Progen’s ongoing commitment to improving shareholder communication.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development.  Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation.  Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:
Sue MacLeman	Jo-Ann Modesti
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

ISSUE 04 | MAY 2010

This Edition Letter from CEO Company Summary Financial Overview Latest News Medigen Biotechnology Corp Progen Management Team Progen Board Profile - Ian Bytheway Director R&D

LETTER FROM CEO

Sue MacLeman

Dear Shareholders,

Welcome to the latest edition of our new shareholder newsletter. It has been a busy few months for the Progen Board and management. My enthusiasm to join Progen in April 2010 has proven to be well placed. Since the new Board has started work and put the well documented difficulties behind them, we have learnt a lot about the business. Under John Chiplin’s leadership as interim CEO we instigated a full strategic review of the business. This review has led us to focus on our core business, which includes the development of dual action oncology products that stop both tumour growth and tumour spread, and our Contract Manufacturing Business (CMO), Pharmasynth Pty Ltd.

Many will have seen that we terminated our agreement with Global TransBiotech Inc for Muparfostat (PI-88) as they had failed to commence a Phase III trial as per our 2009 agreement with them. Fortunately we were able to secure a new partner, and in late April 2010 we signed a letter of intent to enter a License and Collaboration deal with Medigen Biotechnology Corporation for Muparfostat (PI-88). Medigen plans to commence clinical trials in liver cancer initially in Asia. We are pleased we have been able to secure such a strong partner to undertake this work. The Progen team will now work with Medigen to get this agreement in place and ensure enough product is manufactured for the trial so they can commence as soon as possible.

The Progen team will also concentrate on the product development and commercialisation of the PG500 series of compounds. Progen has capitalised upon its understanding of heparan sulfate to create these new potential candidates for the treatment of cancer. The lead compound, PG545, is currently undergoing late preclinical development and we are also preparing for this product to go into the clinic here in Australia soon. The R&D team will also be progressing the earlier stage heparanase program. The Pharmasynth team is also looking to build its capability and secure additional manufacturing contracts.

With the new focus on our core business and our current resources we have made the decision to divest the cell proliferation products including PG11047 as well as our epigenetic assets (Lysine Specific Demethylase 1- LSD1 inhibitors). We have put in place advisors to assist with this divestment and hope to have this completed by the end of 2010.

We have also made the decision to move the Toowong based team back to the Darra site. This will mean the closure of the Toowong offices and significant savings to the business overall.

I look forward to updating you on our progress to rebuild shareholder value for Progen’s shareholders. Thank you for your support.

Yours faithfully,

Sue MacLeman

Chief Executive Officer

COMPANY SUMMARY

Progen’s core focus is development of its anti-angiogenesis and anti-metastatic oncology products pipeline. The dual mechanism therapeutic approach focuses on controlling both tumour growth and spread.

FINANCIAL OVERVIEW

•      ASX (PGL) and NASDAQ (PGLA)

•      Total number of fully paid ordinary shares on issue: 24.7M

•      Market capitalisation 30 April 2010: ~AU$ 12.6 million (~US$ 11.7 million)

•      Cash on hand: ~AU$ 20 million at 31 December 2009

LATEST NEWS

•                  Recently, Progen announced a refocused strategy which included divestment of the assets acquired via the CellGate acquisition in 2008.  Progen has since appointed a US based firm to assist with the divestment process.

•                  Sue MacLeman was appointed CEO of Progen Pharmaceuticals on 29 March.

•                  PharmaSynth terminated the exclusive licence agreement for muparfostat (PI-88) with Global TransBiotech Inc (GTB) on 8 April.

•                  PharmaSynth has secured a new contract with Hunter Immunology Limited. Its lead product, HI-164OV, is an orally-administered immunotherapeutic aimed at reducing the number and severity of acute bronchitis in moderate to severe COPD (Chronic Obstructive Pulmonary Disease). PharmaSynth will produce the active ingredient for Hunter’s forthcoming Phase IIb trial.

•                  PharmaSynth has been contracted to manufacture rhNRG-1 for a forthcoming US based Phase II clinical trial with Zensun (Shanghai) Sci & Tech Co Ltd.

MEDIGEN BIOTECHNOLOGY CORP

On 30 April, Progen signed a non-binding Letter of Intent for License and Collaboration with Medigen Biotech Corporation.  Progen and Medigen are currently negotiating a License and Collaboration Agreement for muparfostat (PI-88) based on the Letter of Intent. Medigen is one of the leading biotech companies in Taiwan, and has been devoted to drug development in the area of cancer therapeutics for more than 10 years.

“Medigen is well positioned to take this important asset forward. The Medigen team has experience with the product as it was involved in both the development and Phase II clinical trials of Muparfostat (PI-88). It also has a strong track record and understanding of the Asian markets, which represents the major markets for Muparfostat (PI-88) in liver cancer. Medigen has also offered to enter into a licensing agreement on terms that are better than the previous agreement including improved milestones and royalties” said Sue MacLeman, Chief Executive Officer, Progen Pharmaceuticals Ltd.

PROGEN MANAGEMENT TEAM

Mrs Sue MacLeman	CEO
Mr Paul Dixon	GM Finance / Company Secretary
Dr Laurence Marton	Chief Scientific Officer
Dr Ian Bytheway	Dir. Research & Development
Dr Keith Dredge	Dir. Preclinical Development
Mr Darryn Bampton	Dir. Regulatory Affairs
Staff numbers	24 employees

PROGEN BOARD

Mr Stuart James	Chairman
Mr Heng Tang	Non-Executive Director
Dr John Chiplin	Non-Executive Director
Dr Julie Cherrington	Non-Executive Director
Dr Paul Lin	Non-Executive Director
Mr Thomas Burt	Non-Executive Director

PROFILE - IAN BYTHEWAY

Director Research & Development

Ian joined Progen in 2002 to establish computational chemistry research in the R&D group. As part of the team that worked on the PG500 series, he applied a variety of computer-aided methods to aid the discovery of active compounds and to help understand the processes that affect drug activity and target inhibition. More recently Ian has taken responsibility for overseeing the R&D team and their role in the development of PG545,  continued development of Progen’s discovery-stage epigenetic technologies, as well as establishing and managing the small-molecule heparanase inhibitor program. Ian has a PhD from the University of Western Australia and research experience at leading research institutions in Canada, USA, Hong Kong and Australia. When presented with a spare moment or two, which his young boys happily attempt to minimise, you’ll most likely find Ian reading or cooking.

SAFE HARBOUR STATEMENT

This newsletter may contain forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration prior to the commercialization of any of our product candidates, including PI-88, the risk that the Phase 2 study results described herein are not predictive of the Phase 3 studies which we intend to initiate, risks attendant to delays in obtaining the necessary approvals for clinical testing of our product candidates, risks associated with delays in patient recruitment for our planned Phase 3 clinical and other trials, delays in the conduct and completion of our clinical trials, in particular our planned phase 3 clinical trials for PI-88, risks associated with our failure to demonstrate adequate efficacy and safety data in our planned phase 3 clinical trials to advance the development of PI-88, risks associated with our inability or failure to meet applicable regulatory standards and receive regulatory approval for commercialization of PI-88, risks associated with the market acceptance of PI-88, PI-166 and any of our other product candidates, if approved for commercialization, risks associated with our inability to manufacture or otherwise obtain adequate supplies of PI-88, our future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in our filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Progen Pharmaceuticals Ltd ACN 010 975 612

Sue MacLeman Chief Executive Officer | 16 Benson St, Toowong, QLD 4066, Australia | PO Box 2403, Toowong, QLD 4066, Australia | T +61 7 3842 3333 | F +61 7 3720 9624 | M +61 437 211 200